 Exhibit 99.1

500.com Limited Announces Unaudited Financial Results For the First Quarter of 2019

SHENZHEN, China, May 14, 2019—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the first quarter ended March 31, 2019.

Physical Sales Channels of Sports Lottery Tickets

In March 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), pursuant to which we will cooperate with CLSA to develop physical channels to sell sports lottery tickets.

As of the reporting date, the Company had entered into framework agreements with Tianjin, Hunan and several other provincial (including regional and municipal) sports lottery centers and started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. The Company is committed to assisting sports lottery sales organizations throughout the country to improve the distribution of physical sales channel outlets in order to facilitate sports lottery ticket purchases and optimize the experience of lottery purchasers.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

First Quarter 2019 Highlights for Continuing Operations

•	Net revenues were RMB14.3 million (US$2.1 million), compared with RMB27.2 million for the fourth quarter of 2018, and RMB38.4 million for the first quarter of 2018.

•	Operating loss was RMB97.3 million (US$14.5 million), compared with operating loss of RMB95.3 million for the fourth quarter of 2018, and operating loss of RMB76.9 million for the first quarter of 2018.

•	Non-GAAP[1] operating loss was RMB68.6 million (US$10.2 million), compared with non-GAAP operating loss of RMB70.1 million for the fourth quarter of 2018, and non-GAAP operating loss of RMB55.5 million for the first quarter of 2018.

•	Net loss attributable to 500.com was RMB93.2 million (US$13.9 million), compared with net loss attributable to 500.com of RMB247.7 million for the fourth quarter of 2018, and net loss attributable to 500.com of RMB70.0 million for the first quarter of 2018.

•	Non-GAAP net loss attributable to 500.com was RMB64.5 million (US$9.6 million), compared with non-GAAP net loss attributable to 500.com of RMB222.5 million for the fourth quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB48.7 million for the first quarter of 2018.

1

•	Basic and diluted losses per ADS were RMB2.19 (US$0.33).

•	Non-GAAP basic and diluted losses per ADS were RMB1.50 (US$0.20).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2

Mr. Zhengming Pan, the CEO of 500.com, stated, “Since we voluntarily suspended our online lottery sales operations in April 2015, we have continued to engage in new and promising initiatives to increase our revenue base. For example, we acquired TMG in July 2017, and this acquisition has significantly increased our revenue. In addition, in March 2018, we entered into a framework agreement with CSLA, pursuant to which we will cooperate with CLSA to develop physical channels to sell sports lottery tickets. In that regard, we have entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China to assist them in developing physical sales channels of sports lottery tickets. We also have started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. We will continue to look for additional opportunities to enhance value for our shareholders.”

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First Quarter 2019 Financial Results for Continuing Operations

Net Revenues

Net revenues were RMB14.3 million (US$2.1 million) for the first quarter of 2019, representing a decrease of RMB12.9 million or 47.4% from RMB27.2 million for the fourth quarter of 2018. Net revenues during the first quarter of 2019 consisted primarily of RMB10.9 million (EUR1.4 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through The Multi Group (“TMG”), which accounted for 76.2% of total net revenues. The decrease was mainly attributable to website migration in connection with the conversion of the Swedish license in TMG, which required users to re-register, and the ceased operation of sports information services in China in March 2019.

Operating Expenses

Operating expenses were RMB111.2 million (US$16.6 million) for the first quarter of 2019, representing a decrease of RMB4.5 million or 3.9% from RMB115.7 million for the first quarter of 2018, and a decrease of RMB12.4 million or 10.0% from RMB123.6 million for the fourth quarter of 2018. The year-over-year decrease was mainly due to a decrease of RMB11.0 million in marketing and promotional expenses relating to the change of marketing strategy in TMG and the discontinued operations of our mobile application Quiz, a decrease of RMB4.6 million in lottery insurance costs for TMG associated with its decrease in online lottery operations, a decrease of RMB3.2 million in consulting expenses, and a decrease of RMB1.9 million in expenses for employees, which were partially offset by an increase of RMB8.6 million in depreciation and amortization associated with leasehold improvements, and an increase of RMB7.3 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly due to a decrease of RMB10.5 million in expenses for employees, a decrease of RMB5.2 million in marketing and promotional expenses mainly relating to the change of marketing strategy in TMG, a decrease of RMB1.9 million in consulting expenses, a decrease of RMB1.8 million in lottery insurance costs for TMG associated with its decrease in online lottery operations, a decrease of RMB1.5 million in platform service costs for TMG associated with its decrease in online casino operations and a decrease of RMB1.3 million in travelling expenses, which were partially offset by an increase of RMB7.3 million in depreciation and amortization associated with leasehold improvements and an increase of RMB3.5 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Cost of services was RMB17.0 million (US$2.5 million) for the first quarter of 2019, representing a decrease of RMB4.5 million or 20.9% from RMB21.5 million for the first quarter of 2018, and a decrease of RMB3.6 million or 17.5% from RMB20.6 million for the fourth quarter of 2018. The year-over-year decrease was mainly attributable to a decrease of RMB4.6 million in lottery insurance costs for TMG associated with its decrease in online lottery operations. The sequential decrease was mainly attributable to a decrease of RMB1.8 million in lottery insurance costs for TMG associated with its decrease in online lottery operations and a decrease of RMB1.5 million in platform service costs for TMG associated with its decrease in online casino operations.

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Sales and marketing expenses were RMB14.8 million (US$2.2 million) for the first quarter of 2019, representing a decrease of RMB6.7 million or 31.2% from RMB21.5 million for the first quarter of 2018, and a decrease of RMB8.0 million or 35.1% from RMB22.8 million for the fourth quarter of 2018. The year-over-year decrease was mainly attributable to a decrease of RMB11.0 million in marketing and promotional expenses relating to the change of marketing strategy in TMG and the discontinued operations of our mobile application Quiz, which was partially offset by an increase of RMB2.1 million in expenses for employees in connection with the operation of physical sales channels of sports lottery tickets started in the second quarter of 2018, an increase of RMB0.7 million in depreciation associated with leasehold improvements for the Company’s provincial offices for physical sales channels of sports lottery tickets, an increase of RMB0.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, and an increase of RMB0.4 million in rental expenses associated with the Company’s provincial offices for physical sales channels of sports lottery tickets. The sequential decrease was mainly attributable to a decrease of RMB5.2 million in marketing and promotional expenses mainly relating to the change of marketing strategy in TMG and a decrease of RMB2.8 million in expenses for employees.

General and administrative expenses were RMB65.7 million (US$9.8 million) for the first quarter of 2019, representing an increase of RMB7.8 million or 13.5% from RMB57.9 million for the first quarter of 2018, and a slight increase of RMB1.7 million or 2.7% from RMB64.0 million for the fourth quarter of 2018. The year-over-year increase was mainly due to an increase of RMB7.9 million in depreciation and amortization associated with leasehold improvements, and an increase of RMB5.9 million in share-based compensation expenses associated with share options granted to the Company’s employees, which were partially offset by a decrease of RMB3.1 million in expenses for employees and a decrease of RMB2.5 million in consulting expenses. The sequential increase was mainly due to an increase of RMB7.3 million in depreciation and amortization associated with leasehold improvements, and an increase of RMB3.1 million in share-based compensation expenses associated with share options granted to the Company’s employees, which were partially offset by a decrease of RMB5.0 million in expenses for employees, a decrease of RMB1.9 million in consulting expenses and a decrease of RMB1.3 million in travelling expenses.

Service development expenses were RMB13.8 million (US$2.1 million) for the first quarter of 2019, representing a decrease of RMB0.9 million or 6.1% from RMB14.7 million for the first quarter of 2018, and a decrease of RMB2.3 million or 14.3% from RMB16.1 million for the fourth quarter of 2018. The year-over-year decrease was mainly due to a decrease of RMB0.9 million in expenses for employees, and a decrease of RMB0.7 million in consulting expenses, which were partially offset by an increase of RMB0.9 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly due to a decrease of RMB2.7 million in expenses for employees.

Operating Loss

Operating loss was RMB97.3 million (US$14.5 million) for the first quarter of 2019, compared with operating loss of RMB76.9 million for the first quarter of 2018, and operating loss of RMB95.3 million for the fourth quarter of 2018.

Non-GAAP operating loss was RMB68.6 million (US$10.2 million) for the first quarter of 2019, compared with non-GAAP operating loss of RMB55.5 million for the first quarter of 2018, and non-GAAP operating loss of RMB70.1 million for the fourth quarter of 2018.

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Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB93.2 million (US$13.9 million) for the first quarter of 2019, compared with net loss attributable to 500.com of RMB70.0 million for the first quarter of 2018, and net loss attributable to 500.com of RMB247.7 million for the fourth quarter of 2018. The sequential decrease was mainly due to an impairment provision of RMB149.9 million provided for long-term investment during the fourth quarter of 2018, while there was no impairment provision for the first quarter of 2019.

Non-GAAP net loss attributable to 500.com was RMB64.5 million (US$9.6 million) for the first quarter of 2019, compared with non-GAAP net loss attributable to 500.com of RMB48.7 million for the first quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB222.5 million for the fourth quarter of 2018.

First Quarter 2019 Financial Results for Discontinued Operations

Net income from discontinued operations, net of taxes

The Company disposed of Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, (“Qufan”) on February 9, 2018 for a total consideration of RMB122.0 million and recognized a disposal gain of RMB10.2 million, including foreign exchange loss, thus there were no net income from discontinued operations for the three months ended March 31, 2019 and December 31, 2018. Net income from discontinued operations, net of taxes, was RMB2.2 million for the three months ended March 31, 2018.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of March 31, 2019, the Company had cash and cash equivalents of RMB386.6 million (US$57.6 million), restricted cash2 of RMB4.2 million (US$0.6 million) and short-term investments of RMB100.0 million (US$14.9 million), compared with cash and cash equivalents of RMB435.1 million, restricted cash of RMB1.3 million and short-term investments of RMB100.0 million as of December 31, 2018.

Prepayments and Other Current Assets

As of March 31, 2019, the balance of prepayment and other current assets was RMB66.7 million (US$9.9 million), compared with RMB65.2 million as of December 31, 2018. The balance as of March 31, 2019 mainly included: (i) the current portion of deferred expenses of RMB12.2 million (US$1.8 million); (ii) receivables from third party payment providers of RMB7.2 million (US$1.1 million); (iii) deposit receivables of RMB5.8 million (US$0.9 million); (iv) receivables of consideration from disposal of subsidiaries of RMB4.3 million (US$0.6 million); (v) deductible value added input tax of RMB13.6 million (US$2.0 million); and (vi) other receivables of RMB23.6 million (US$3.5 million).

 2 Restricted cash represents: (i) government grants received but pending final clearance; (ii). Deposits in Sata bank in Malta yet to be withdrawn.

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Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7112 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019, and all translations from Renminbi to EUR were made at the exchange rate of RMB7.6223 to EUR1.00, which is the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2019.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	435,133	386,569	57,601
Restricted cash	1,254	4,185	624
Short-term investments	100,000	100,000	14,900
Prepayments and other current assets	65,198	66,728	9,943
Total current assets	601,585	557,482	83,068

Non-current assets:
Property and equipment, net	97,195	85,781	12,782
Intangible assets, net	214,962	208,251	31,030
Deposits	5,152	5,185	773
Long-term investments	194,375	185,177	27,592
Other non-current assets*	3,563	55,340	8,246
Goodwill	129,752	129,752	19,334
Total non-current assets	644,999	669,486	99,757

TOTAL ASSETS	1,246,584	1,226,968	182,825

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	9,779	4,554	679
Accrued expenses and other current liabilities	88,149	74,963	11,170
Income tax payable	1,766	1,891	282
Other short-term liabilities*	-	14,306	2,132
Total current liabilities	99,694	95,714	14,263

Non-current liabilities:
Long-term payables	4,196	3,890	580
Deferred tax liabilities	7,744	7,510	1,119
Other long-term liabilities*	-	48,931	7,291
Total non-current liabilities	11,940	60,331	8,990

TOTAL LIABILITIES	111,634	156,045	23,253

Redeemable noncontrolling interest	29,388	29,388	4,379

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2018 and March 31, 2019; 350,804,532 and 373,088,212 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively	121	131	19
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2018 and March 31, 2019; 74,400,299 and 54,400,299 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively	28	19	3
Additional paid-in capital	2,431,924	2,470,235	368,076
Treasury shares	(143,780)	(143,780)	(21,424)
Accumulated deficit	(1,309,424)	(1,402,657)	(209,002)
Accumulated other comprehensive income	137,736	128,878	19,401
Total 500.com Limited shareholders’ equity	1,116,605	1,052,826	157,073
Noncontrolling interests	(11,043)	(11,291)	(1,880)
Total shareholders' equity	1,105,562	1,041,535	155,193

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,246,584	1,226,968	182,825

* We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized a right-of-use asset of approximately RMB53 million in other non-current assets, and a lease liability of approximately RMB14 million and RMB49 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of March 31, 2019.

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	38,426	27,160	14,277	2,127

Operating costs and expenses:
Cost of services	(21,534)	(20,590)	(17,008)	(2,534)
Sales and marketing	(21,507)	(22,846)	(14,765)	(2,200)
General and administrative	(57,942)	(64,005)	(65,679)	(9,786)
Service development expenses	(14,670)	(16,135)	(13,787)	(2,054)
Total operating expenses	(115,653)	(123,576)	(111,239)	(16,574)
Other operating income	(462)	2,044	3,763	561
Government grant	990	3,537	2,645	394
Other operating expenses	(203)	(4,460)	(6,760)	(1,007)
Operating loss from continuing operations	(76,902)	(95,295)	(97,314)	(14,499)
Other (expenses) income, net	(109)	3	388	58
Interest income	3,614	3,719	3,690	550
Loss from equity method investments	(1,583)	(6,300)	(343)	(51)
Impairment of equity method investments	-	(149,896)	-	-
Gain from disposal of a subsidiary	1,842	290	-	-
Loss before income tax	(73,138)	(247,479)	(93,579)	(13,942)
Income tax benefit (expense)	1,113	(2,719)	98	15
Net loss from continuing operations	(72,025)	(250,198)	(93,481)	(13,927)

Income (loss) from discontinued operations , net of applicable income taxes	2,183	-	-	-
Gain on disposal of discontinued operations, net of applicable income taxes	10,160	-	-	-
Net income from discontinued operations, net of applicable income taxes	12,343	-	-	-
Net loss	(59,682)	(250,198)	(93,481)	(13,927)
Less: Net loss attributable to noncontrolling interest and Redeemable noncontrollling interest from continuing operations	(1,980)	(2,472)	(248)	(37)
Less: Net income attributable to noncontrolling interest from discontinued operations	1,099	-	-	-
Net loss attributable to noncontrolling interests	(487)	(1,472)	(248)	(37)
Net loss attributable to Redeemable noncontrolling interests	(394)	(1,000)	-	-
Net loss attributable to 500.com Limited	(58,801)	(247,726)	(93,233)	(13,890)
Other comprehensive loss
Foreign currency translation loss	(26,018)	(16,701)	(8,858)	(1,320)
Other comprehensive loss, net of tax	(26,018)	(16,701)	(8,858)	(1,320)
Comprehensive loss	(85,700)	(266,899)	(102,339)	(15,247)
Less: Comprehensive income (loss)attributable to noncontrolling interests and Redeemable nontrolling interest	993	(647)	(248)	(37)
Comprehensive loss attributable to 500.com Limited	(86,693)	(266,252)	(102,091)	(15,210)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	409,815,414	425,007,005	425,828,633	425,828,633
Diluted	409,815,414	425,007,005	425,828,633	425,828,633

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.17)	(0.61)	(0.22)	(0.03)
Net income from discontinued operations	0.03	-	-	-
Net loss	(0.14)	(0.61)	(0.22)	(0.03)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(1.74)	(6.05)	(2.19)	(0.33)
Net income from discontinued operations	0.30	-	-	-
Net loss	(1.43)	(6.05)	(2.19)	(0.33)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(76,902)	(95,295)	(97,314)	(14,499)
Adjustment for share-based compensation expenses	21,367	25,209	28,716	4,279
Adjusted operating loss from continuing operations (non-GAAP)	(55,535)	(70,086)	(68,598)	(10,220)

Net loss attributable to 500.com Limited from continuing operations	(70,045)	(247,726)	(93,233)	(13,890)
Net income attributable to 500.com Limited from discontinued operations	11,244	-	-	-
Net loss attributable to 500.com Limited	(58,801)	(247,726)	(93,233)	(13,890)
Adjustment for share-based compensation expenses	21,367	25,209	28,716	4,279
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(48,678)	(222,517)	(64,517)	(9,611)
Adjusted net income attributable to 500.com Limited from discontinued operations (non-GAAP)	11,244	-	-	-
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(37,434)	(222,517)	(64,517)	(9,611)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.12)	(0.55)	(0.15)	(0.02)
Net income from discontinued operations (non-GAAP)	0.03	0.00	-	-
Net loss (non-GAAP)	(0.09)	(0.55)	(0.15)	(0.02)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(1.20)	(5.50)	(1.50)	(0.20)
Net income from discontinued operations (non-GAAP)	0.30	-	-	-
Net loss (non-GAAP)	(0.90)	(5.50)	(1.50)	(0.20)

Basic	409,815,414	425,007,005	425,828,633	425,828,633
Diluted	409,815,414	425,007,005	425,828,633	425,828,633

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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Share Ownership

The following table sets forth information as of the date of this report with respect to the beneficial ownership of our ordinary shares, by:

•         each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•         each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this report. The total number of ordinary shares outstanding as of the date of this report is 418,137,412 Class A ordinary shares and 10,000,099 Class B ordinary shares.

	Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Zhengming Pan(1)	6,033,330	1.40%	1.16%
Zhaofu Tian	*	*	*
Qiang Yuan	*	*	*
Honghui Deng	*	*	*
Yu Wei	*	*	*
Qian Sun	*	*	*
Angel Yan Ki Wong	*	*	*
Bo Yu	*	*	*
Huixuan Wang	*	*	*

Principal Shareholders:
Tsinghua Unigroup International Co., Ltd.(2)	139,448,550	32.57%	26.91%
Sequoia Capital 2010 CGF Holdco, Ltd.(3)	35,042,735	8.18%	6.76%
Delite Limited(4)	29,008,836	6.78%	14.28%
Smart Mega Holdings Limited(5)	10,265,018	2.40%	10.67%
Man San Law(6)	5,140,000	1.19%	0.98%

The business address of our directors and executive officers is 12F, West Side, Block B, Building No.7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, 518000, People’s Republic of China.

* Less than 1% of our outstanding ordinary shares.

(1) represents (i) 240,000 ADSs which represents 2,400,000 Class A ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 240,000 ADSs ordinary shares, and (ii) 2,983,330 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this report granted to Mr. Pan under our 2011 Share Incentive Plan and 2014 Share Incentive Plan, and (iii) 65,000 ADSs which represents 650,000 Class A ordinary shares.

(2) represents (i) 63,500,500 Class A ordinary shares, and (ii) 6,767,449 ADSs which represents 67,674,490 Class A ordinary shares, owned by Tsinghua Unigroup International Co., Ltd. (iii) 827,356 ADSs which represents 8,273,560 Class A ordinary shares, owned by Unis Technology Strategy Investment Limited. The address of Tsinghua Unigroup International Co., Ltd. is Floor 6, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, China.

(3) represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represents 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(4) represents (i) 5,000,006 Class B ordinary shares, and (ii) 16,000,000 Class A ordinary shares and (iii) 800,883 ADSs which represents 8,008,830 Class A ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Guernsey company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 5,000,006 Class B ordinary shares, 16,000,000 Class A ordinary shares and 800,883 ADSs are held by Credit Suisse Trust Limited as trustee of The Jackpot Trust.

(5) represents (i) 5,000,008 Class B ordinary shares, and (ii) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Guernsey company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 5,000,008 Class B ordinary shares and 526,501 ADSs are held by Credit Suisse Trust Limited as trustee of The Vibrant Jade Trust.

(6) represents 5,140,000 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this report granted to Mr. Law under our 2011 Share Incentive Plan.

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